[Letterhead of Muldoon Murphy & Aguggia LLP]

August 2, 2006

VIA EDGAR AND HAND DELIVERY

Christian N. Windsor

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Mail Stop 0408

Washington, DC 20549

Re:	Fox Chase Bancorp, Inc.

Amendment Number One to Registration Statement on Form S-1

File No. 333-134160

Filed July 5, 2006

Dear Mr. Windsor:

On behalf of Fox Chase Bancorp, Inc. (“Fox Chase” or the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form S-1 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Exchange Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form S-1 filed on July 5, 2006.

The Amended Registration Statement is filed in response to the staff’s comment letter issued on July 26, 2006. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received by the Office of Thrift Supervision (the “OTS”) on the Company’s Application for Approval of a Minority Stock issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2. A copy of the OTS response letter, which includes all OTS comments and the Company’s responses, has been included with this filing.

Cease and Desist Order, page 2

1.	We note your response to comment 4 of our letter to you dated June 19, 2006. Please revise this section as follows:

Christian N. Windsor

U.S. Securities and Exchange Commission

August 2, 2006

•	as we requested, disclose, on page 2, that OTS had designated you as a “troubled institution” and summarize reasons for and the significance of such designation as well as the period for which such designation applied;

•	revise, in the second paragraph on page 2, the overview of the nature and extent of the problems identified by OTS to more accurately and fully disclose the problems including the following:

•	explain in plain English the nature of the violations including whether they involved the classification of loans or the originations of the loans;

•	discuss the magnitude and consequences of these failures in quantitative terms including the losses that you suffered as a result of these problems;

•	delete any explanations for the failures such as “lack of expertise;”

•	revise, on page 2, your list of violations to explain each violation in plain English;

•	revise the list of practices, on page 3, to explain, in plain English, each one; and

•	provide more detail regarding each of the material actions undertaken to address the violations noted by the OTS.

Response to Comment No. 1

The requested disclosure has been added beginning on page 2 of the prospectus. The Staff is supplementally advised that the Company believes that the descriptions used do not contain any defined terms or legal or financial jargon. Additionally, such information has been presented, where possible, in bulleted form for ease of review.

2.	We note that the OTS placed a 10% limitation on beneficial ownership. Revise this section and the section on page 101 to discuss the impact of this restriction. Also, revise this section to discuss the impact of compliance upon your asset size, income and income ratios from before the OTS took action to the most recent stub period.

Response to Comment No. 2

An additional section regarding the 10% beneficial ownership limitation has been added to the Summary on page 6 of the prospectus. As discussed with the Staff, as the limitation concerns the amount of shares of stock that can be beneficially owned by a third party, such limitation does not affect the Company’s asset size, income and/or income ratios.

Christian N. Windsor

U.S. Securities and Exchange Commission

August 2, 2006

Stockholder and Member Voting Rights After the Reorganization, page 4

3.	We note your response to comment 3 of our letter to you dated June 19, 2006. Please revise this section to disclose, in the first paragraph, on page 5, the percentage of outstanding shares required for approval of the specified actions.

Response to Comment No. 3

The requested disclosure has been added to page 6 of the prospectus.

How We Determined the Offering Range, page 5

4.	We note your response to comment 7 of our letter to you dated June 19, 2006. Please revise this section as follows:

•	disclose the methodology utilized to estimate the pro forma market value of the stock and identifying each of the bases for adjusting the market value and the extent of the adjustment as discussed on page 60 of the appraisal;

•	revise your discussion, on page 6, of the “the following factors, among others” that FinPro considered to note those that it “considered” but did not adjust its estimate (such as the cease and desist order);

•	briefly discuss each of the six criteria utilized to “ensure comparability” and discuss the extent to which you are not comparable (as discussed on pages 35-36 of the appraisal);

•	explain, on page 6, how FinPro and the Board determined that companies with assets as high as $2.0 billion were “similarly situated” to you given your assets of $754,000; and

•	as we requested, revise the second bullet point on page 6 to disclose whether investors can view the projections provided to FinPro.

Response to Comment No. 4

The requested disclosure has been added beginning on page 8 of the prospectus.

5.	We note your response to comment 8 of our letter to you dated June 19, 2006. Please revise the discussion as follows:

•	revise your discussion, on the top of page 6, regarding your basing the appraisal on a fully converted basis to discuss the extent to which the market prices stock differently based upon the percentage of public ownership and how your stock would be priced given the minority stake being offered to the public;

Christian N. Windsor

U.S. Securities and Exchange Commission

August 2, 2006

•	as we requested, provide detail, in the first paragraph on page 7, as to the composition of the peer group including the characteristics on which they were deemed “comparable” including disclosing the range of profitability and capital levels and describing the balance sheet mix and operating strategy;

•	disclose for the peer group the range of the percentage of stock owned by the public;

•	disclose the date as of which you determined tangible book value instead of “as of the most recent publicly available information;”

•	disclose the dates of the twelve month period as of which you determined core earnings for the peer group;

•	using footnotes to the table, disclose the date as of which you determined the price of the peer group’s stock;

•	provide citations for the OTS rules to which you refer in your response letter.

Response to Comment No. 5

The requested disclosure has been added beginning on page 7 of the prospectus. The Staff is supplementally advised that the source of the rules governing the appraisal methodology used by the independent appraisal is a letter, dated October 21, 1994, from the Office of Thrift Supervision to all firms engaged in mutual to stock conversion appraisals that provides, in pertinent part: “When the P/E approach is used, the historical earnings base will ordinarily be the 12-month trailing earnings of the subject thrift.”

Mutual Holding Company Data, page 8

6.	Please revise your disclosure that companies issued a different percentage of their stock to disclose data for these companies.

Response to Comment No. 6

The requested disclosure has been added to page 12 of the prospectus.

Reasons for the Reorganization, page 8

7.	We note your response to comment 11 of our letter to you dated June 19, 2006. As we requested, please explain more clearly your reasons for choosing to offer less than 100 percent and less than 49 percent of your stock to the public and to set the price at $10 per share.

Response to Comment No. 7

The requested disclosure has been added beginning on page 15 of the prospectus.

Christian N. Windsor

U.S. Securities and Exchange Commission

August 2, 2006

Management’s Discussion and Analysis, page 55

Overview, page 55

8.	Please provide analysis, consistent with Release No. 33-8350, of the opportunities, challenges, risks and uncertainties on which the company’s executives are most focused for both the short and long term, as well as the actions they are taking to address these opportunities, challenges, risks and uncertainties including but not limited to the following:

•	your high level of loans that are non-performing, doubtful, substandard, special mention or loss;

•	the adequacy of your allowance for loan losses;

•	trends including the decline in deposits, cash and total assets, and erratic net interest income;

•	your plans to increase your multi-family loans, commercial real estate loans, and commercial loans; and

•	increases in interest rates.

In addition, please provide analysis of economic or industry-wide factors relevant to the company on which management is concerned. Please move to another subsection your description, on pages 55-56 of various components that affect your results of operations and add analysis of each of these components.

Response to Comment No. 8

As discussed with Staff, the Overview section has not been changed. However, pursuant to that discussion with the Staff, the “Critical Accounting Policies” section has been moved after “Operating Strategy” discussion. Further, discussion of the items above has been added, where appropriate, in various places throughout the revised Operating Strategy.

Operating Strategy, page 58

9.	Please provide more detailed analysis of the following:

•	your operating strategy from 2003 to 2005, including a detailed description of the business practices and analysis of their impact on your results of operations;

•	your strategy during the pendancy of the Cease and Desist Order including a detailed description of the Order, such as the types of loans that you were prohibited from originating, and analysis of the impact of the Order on your results of operations; and

Christian N. Windsor

U.S. Securities and Exchange Commission

August 2, 2006

•	your current strategy including a detailed description of the business practices and analysis of their impact on your results of operations.

Response to Comment No. 9

The requested disclosure has been added beginning on page 67 of the prospectus.

10.	Please reconcile the statement that you added, in the last paragraph on page 58, that your loan portfolio and asset size decreased because the Cease and Desist Order prohibited you from originating various types of loans with your statement in the second full paragraph on page 61 that your loan portfolio decreased because you sold $130 million in loans in the seconds market.

Response to Comment No. 10

Additional disclosure has been added to page 69 of the prospectus to indicate that the loan sale contributed to the decrease in the loan portfolio.

How We Determined the Offering Range and the $10 Purchase Price, page 127

11.	We note your response to comment 27 of our letter to you dated June 19, 2006. Given its relative importance, please consider moving this section closer to the front of the document. Please revise this section to more accurately and completely describe the basis for the board’s determination, including the appraisal and the process of determining the range and the purchase price including, but not limited to, the following:

•	discuss the selection criteria on pages 33-34 of the appraisal report;

•	include the analysis of the overview of comparables on pages 35-36 of the appraisal;

•	discuss, in detail, the market value adjustments (on pages 38-60 of the appraisal); and

•	revise your discussion of factors, including the effect of the compensation plans, on page 127, to explain how these factors were considered and whether or not the price was adjusted for each factor.

Response to Comment 11

The requested disclosure has been added to page 127 of the prospectus.

*        *        *

Christian N. Windsor

U.S. Securities and Exchange Commission

August 2, 2006

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please contact the undersigned or Gary R. Bronstein at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

/s/ Scott A. Brown
Scott A. Brown

SAB/slb

Enclosures

cc:	Jonathan E. Gottlieb, Securities and Exchange Commission

Rebekah Moore, Securities and Exchange Commission

Paul Ellis Cline, Securities and Exchange Commission

Donald W. Dwyer, Office of Thrift Supervision – DC (w/o enclosures)

Gary Jeffers, Office of Thrift Supervision – DC (w/o enclosures)

Karen Marcotte, Office of Thrift Supervision – DC (w/o enclosures)

Roger Smith, Office of Thrift Supervision – DC (w/o enclosures)

Lauren S. Yablonsky, Office of Thrift Supervision – NE (w/o enclosures)

Thomas M. Petro, Fox Chase Bancorp, Inc.

Jerry D. Holbrook, Fox Chase Bancorp, Inc.

Gary R. Bronstein, Esq., Muldoon Murphy & Aguggia LLP

August 2, 2006

VIA FEDERAL EXPRESS

Northeast Regional Office

Office of Thrift Supervision

Harborside Financial Center Plaza 5

Suite 1600

Jersey City, New Jersey 07311

Attn: Applications Filing Room

Re:	Applications for Approval of Conversion on Form MHC-1, a Minority Stock Issuance on Form MHC-2, and Acquisition of Control on Form H-(e)(1)-S Filed on Behalf of Fox Chase Bank, Fox Chase Bancorp, Inc. and Fox Chase MHC, Hatboro, Pennsylvania (OTS Nos. 02563, H-4307 and H-4308)

Dear Sir/Madam:

On behalf of Fox Chase Bank, Fox Chase Bancorp, Inc. and Fox Chase MHC, enclosed please find one (1) original and two (2) copies of Amendment No. 2 to the Notice of Mutual Holding Company Reorganization on Form MHC-1 (the “Amended Form MHC-1”). Please be advised that three (3) conformed copies of Amendment No. 2 to the MHC-1 have been filed with the Applications Filing Room in Washington, D.C. pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 516.40.

Additionally, enclosed please find three (3) conformed copies of Amendment No. 2 to the Application for Approval of a Minority Stock Issuance by a Savings Association Subsidiary of a Mutual Holding Company on Form MHC-2 pursuant to 12 C.F.R. §575.13(c)(2) and 12 C.F.R. § 563b.155 (the “Amended Form MHC-2”). Please be advised that one (1) original and three (3) conformed copes of Amendment No. 2 to the Form MHC-2 have been filed with the Applications Filing Room in Washington, D.C.

The Amended Form MHC-1 and the Amended Form MHC-2 are being filed in response to the staff’s accounting comments issued orally on July 18, 2006. To aid in your review, we have repeated the staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects revised disclosure in response to comments received from the Securities and Exchange Commission (the “SEC”) on the Registration Statement on Form S-1 filed by the Company. A copy of the correspondence with the SEC regarding the Company’s Registration Statement is included with this letter.

Applications Filing Room August 2, 2006 Page 2

Comment No. 1

Please reconcile the allowance for loan loss information appearing in Note 3 to the equity to regulatory capital reconciliation appearing in Note 11.

Response to Comment No. 1

The requested change has been made to page F-17 of the prospectus.

Comment No. 2

Please remove any reference to the OTS approving Fox Chase Bank’s allowance for loan losses. Please provide all the factors that affected Fox Chase Bank’s determination of the allowance for loan losses including: the roles of previous management, current management, documentation issues, increased regulatory classified assets and any and all other factors used to determine the allowance in accordance with Generally Accepted Accounting Procedures. Also, please include in the discussion an enhanced description of the appropriateness of, and the need for, the $8,349,000 allowance remaining allowance at March 31, 2006.

Response to Comment No. 2

The requested changes have been made on pages 87, 88 and 94 of the prospectus.

Comment No. 3

Please include a “Recent Developments” section including selected June information.

Response to Comment No. 3

A “Recent Developments” section has been added beginning on page 35 of the prospectus.

Comment No. 4

Please be reminded that each new amendment should be blacklined to show changes from the previous filing.

Response to Comment No. 4

The comment is noted.

Comment No. 5

Please be reminded that each amendment needs new consents from both auditors.

Applications Filing Room August 2, 2006 Page 3

Response to Comment No. 5

The comment is noted.

Comment No. 6

Please include with the amended filing a copy of all SEC comments and management’s responses.

Response to Comment No. 6.

A copy of the SEC comments and management’s responses thereto have been included with this filing.

*    *    *    *

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions or further comments, please contact the undersigned at (202) 362-0840.

Very truly yours,

MULDOON MURPHY & AGUGGIA LLP

Scott A. Brown

cc:	Office of Thrift Supervision Applications Filing Room
Donald W. Dwyer, Office of Thrift Supervision – DC
Gary Jeffers, Office of Thrift Supervision – DC
Karen Marcotte, Office of Thrift Supervision – DC
Roger Smith, Office of Thrift Supervision – DC
Lauren S. Yablonsky, Office of Thrift Supervision – NE
Christian N. Windsor, Securities and Exchange Commission (w/o enclosures)
Jonathan E. Gottlieb, Securities and Exchange Commission (w/o enclosures)
Rebekah Moore, Securities and Exchange Commission (w/o enclosures)
Paul Ellis Cline, Securities and Exchange Commission (w/o enclosures)
Thomas M. Petro, Fox Chase Bank
Jerry D. Holbrook, Fox Chase Bank
Gary R. Bronstein, Esq., Muldoon Murphy & Aguggia LLP

July 19, 2006

Ms. Patricia Goings

Office of Thrift Supervision

1700 G. Street

3rd Floor

Washington, DC 20552

Dear Ms. Goings:

Based upon our discussion, I have updated the Appraisal for Fox Chase Bancorp, Inc. to reflect the termination of the Order to Cease and Desist as well as changes in market pricing, among other things.

While performing the update, FinPro determined that one of the Comparable Group members, Westfield Financial, Inc. (“WFD”), was no longer suitable for the Comparable Group due to the announcement that WFD would be undertaking a second step conversion. Upon the announcement, WFD’s stock price increased 11.3% and has trade up since. As a result, WFD was removed from the Comparable Group. The resulting Comparable Group is comprised of 10 companies which is adequate. It should also be noted that Greater Delaware Valley (“ALLB”) announced its plans to issue stock, however, ALLB intends to remain in the MHC format. Since the date of the initial appraisal, ALLB’s stock has increased 3.8%, which is approximately in-line with the change in the SNL MHC Index. FinPro determined that ALLB is still a satisfactory member of the Comparable Group. All tables and exhibits have been adjusted to reflect the change in the Comparable Group.

At your instruction, I have adjusted the following pages of the document:

Page 10 – The first sentence was amended to discuss the decline in the loan portfolio between December 31, 2004 and March 31, 2006.

Page 46 – Core ROAA and ROAE ratios for the Comparable Group were added to both the narrative and the table.

Pages 28, 29, 55, 56 and 57 – The narrative on these pages were amended to reflect the termination of the Order to Cease and Desist.

Fox Chase Bancorp, Inc.	Page 1

Since the filing of the initial appraisal, there have been modest adjustments to the financial tables in the Offering Circular. FinPro has incorporated these changes into the Updated Appraisal document. The following list provides the changes to the document relative to the Initial Appraisal. The changes are as follows:

Page 1 – In the first paragraph - last sentence, the language was amended to reflect that the document is an updated appraisal.

Page 4 – In the first paragraph - first sentence, the net loan figure was corrected.

Page 6 – The bullets were amended to conform with the Offering Circular.

Page 8 – In Figure 4, the ratios were adjusted to conform with the Offering Circular.

Page 10 – In the first paragraph - first sentence, the narrative was amended to discuss the decline in the level of loans.

Page 11 – Figure 7 was amended to conform with the Offering Circular.

Page 15 – Figure 11 was amended to conform with the Offering Circular. The narrative was amended to reflect the new NPL to loans ratio.

Page 16 – The first sentence was amended to reference December 31, 2004 rather than December 31, 2005.

Pages 21, 25, and 45 – In the first paragraph - last sentence, the narrative was corrected to state that the decline in noninterest income was $1.1 million. In the second paragraph - second sentence, the narrative was corrected to state that the decline in net interest income was $939 thousand.

Page 24 – In the first paragraph - last sentence, the narrative was corrected to state that the decline in net interest margin was 6 basis points between the twelve months ended December 31, 2004 and the twelve months ended December 31, 2005.

Page 27 – The narratives in both paragraphs were amended to conform with the Offering Circular.

Pages 28, 29, 56 and 57 – The narrative was amended to conform with the Offering Circular.

Page 34 – The narrative was updated and discussion was added regarding the elimination of Westfield from the Comparable Group.

Pages 35 and 36 – The narrative was updated with the current Comparable Group ratios.

Page 37 – Figure 29 contains updated Comparable ratios. The Bank’s NPL to loan ratio was corrected and core ROAA and core ROAE ratios were added.

Fox Chase Bancorp, Inc.	Page 2

Pages 39, 40, 43, 47, 49, 51, 53, 58, 59, 64 and 65 – Figures were updated to reflect the current Comparable Group’s ratios and multiples. Narrative was adjusted where appropriate.

Page 41 – Figure 32 was updated to reflect the current Comparable Group’s ratios and the Bank’s NPL to loan ratio was corrected.

Page 46 – Core ROAA and ROAE ratios for the Comparable Group were added both the narrative and the table.

Page 55 – Second paragraph - second sentence, narrative was amended to reflect the termination of the Cease and Desist Order.

Page 66 – Figure 49 was updated.

Page 67 – Second paragraph - first sentence, narrative was amended to reflect that July 19, 2006 is the date of the update.

If you have any questions please do not hesitate to call.

Sincerely,

Dennis E. Gibney, CFA Managing Director

Fox Chase Bancorp, Inc.	Page 3